UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No. 1-9195
KB HOME 401(k) SAVINGS PLAN
(Full title of the plan)
KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2006 and 2005

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
May 11, 2007

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets

Cash	$161,507	$298,965
Investments, at fair value	192,254,279	173,663,774
Receivables	6,488	5,201

Total assets	192,422,274	173,967,940

Liabilities

Administrative expenses payable	4,636	7,739

Total liabilities	4,636	7,739

Net assets available for benefits	$192,417,638	$173,960,201

See accompanying notes.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2006	2005

Additions

Contributions from:
Plan participants	$25,944,699	$23,027,992
Employer, net of forfeitures	10,990,299	10,316,397

	36,934,998	33,344,389

Investment income:
Interest and dividends	14,524,330	5,176,227
Net appreciation (depreciation) in fair value of investments	(5,035,159)	13,691,133

	9,489,171	18,867,360
Assets transferred into the Plan	—	649,520

Total additions	46,424,169	52,861,269

Deductions

Benefits paid to participants	27,900,295	18,397,800
Administrative expenses	66,437	43,335

Total deductions	27,966,732	18,441,135

Net increase in net assets available for benefits	18,457,437	34,420,134

Net assets available for benefits

Beginning of year	173,960,201	139,540,067

End of year	$192,417,638	$173,960,201

See accompanying notes.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006
1. General Description of the Plan
The KB Home 401(k) Savings Plan (the Plan), formerly the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which all eligible employees of KB Home (the Company) are eligible to participate on the first day of the month following the date of hire.
Eligible employees who elect to participate in the Plan (each, a Participant) may contribute up to 15% of their annual compensation (25% effective January 1, 2007), on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 15% of their annual compensation, on an after-tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.
Effective as of August 1, 2003, each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Internal Revenue Code (the Code) Section 402(s) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).
Unless otherwise elected by the Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, matching eligible compensation shall not exceed $50,000). Company matching contributions and related investment income vest to Participants over five years.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several fund options offered by the Plan.
Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company contributions, and related investment income. Withdrawals or rollovers (to a separate defined contribution plan or individual retirement account) may be processed without a terminated Participant’s consent if the Participant’s vested benefits total less than $5,000. Vested benefits totaling $1,000 or less will be distributed as a lump-sum payment, and vested benefits totaling more than $1,000 but less than $5,000 will be rolled into an individual retirement account. Terminated Participants may keep vested benefits totaling $5,000 or more in the Plan.

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
1. General Description of the Plan (continued)
Unvested Company contributions for terminated Participants are forfeited and used by the Company to offset future matching contributions. For the years ended December 31, 2006 and 2005, the Company used $1,936,723 and $1,511,312, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $952,344 and $488,357 at December 31, 2006 and 2005, respectively.
The Plan allows Participants to borrow against their vested benefits and to take hardship withdrawals subject to certain limitations.
In the event of Plan termination, benefits of all affected Participants, if not already so, shall become 100% vested and not subject to forfeiture.
On February 8, 2005, the assets from the PTH Holdings, LLC 401(k) Retirement Plan were transferred into the Plan in conjunction with the acquisition of Palmetto Traditional Homes.
2. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed. Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company, while other administrative expenses, such as loan administration and withdrawal fees and fees related to the unitized stock fund, are paid directly by Plan participants.
The financial statements are based on information provided to the Company and are certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
3. Investments
Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date for mutual funds and common stock and based on closing balances for cash and participant loans.
The fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005, were as follows:

	December 31,
	2006	2005

Fidelity Contrafund	$22,440,334	$20,837,284
Fidelity Equity Income	15,587,851	13,025,632
Fidelity Intermediate Bond	10,430,981	9,062,202
Fidelity Low-Priced Stock	13,930,586	15,092,335
Fidelity Magellan	18,493,129	18,644,166
Fidelity Retirement Money Market	16,866,934	14,225,919
KB Home common stock	18,871,912	29,428,608
Net appreciation (depreciation) of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2006 and 2005, were as follows:

	Years ended
	December 31,
	2006	2005

Mutual funds	$3,596,073	$6,097,874
KB Home common stock	(8,631,232)	7,593,259

Total	$(5,035,159)	$13,691,133

4. Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002, stating that the Plan is qualified, in form, under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
4. Tax Status of the Plan (continued)
believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Legal Matter
Bagley, et al., v. KB Home, et al.
On March 16, 2007, the plaintiffs, who claim to be former employees of KB Home who participated in the Plan, filed this class action lawsuit against the Company, certain of its current and former officers and directors, and members of the KB Home 401(k) Savings Plan Administrative Committee. In the lawsuit, plaintiffs allege that defendants breached fiduciary duties owed to plaintiffs and the purported class members under the Employee Retirement Income Security Act of 1974 by failing to disclose information, and providing other misleading information, to Participants in the Plan about the Company’s alleged prior stock option backdating practices. Plaintiffs also allege that defendants breached their fiduciary duties by failing to remove the Company’s stock as an investment option under the Plan. The Plan itself is not named as a defendant. The outcome of the matter, if any, is unknown, but it is not expected to have a material impact on the net assets of the Plan.
6. Reclassifications
Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of	Current
Identity of Issue	Asset	Value

Mutual Funds:
American Beacon Small Cap Value	211,512,574 shares	$4,575,017
Dimension US Large Cap Value	154,491.274 shares	3,900,905
Fidelity Asset Manager*	468,905.485 shares	7,554,067
Fidelity Consumer Discretionary*	16,780.035 shares	439,637
Fidelity Contrafund*	344,176.895 shares	22,440,334
Fidelity Equity Income*	266,231.439 shares	15,587,851
Fidelity Financial*	12,714.973 shares	1,508,377
Fidelity Freedom Income*	45,168.871 shares	521,249
Fidelity Freedom 2000*	25,909.487 shares	322,832
Fidelity Freedom 2010*	140,238.658 shares	2,050,289
Fidelity Freedom 2020*	248,782.330 shares	3,863,590
Fidelity Freedom 2030*	189,949.726 shares	3,044,894
Fidelity Freedom 2040*	284,425.009 shares	2,696,349
Fidelity Healthcare*	18,312.397 shares	2,290,148
Fidelity Industrials*	47,160.431 shares	965,374
Fidelity Intermediate Bond*	1,016,664.785 shares	10,430,981
Fidelity Low-Priced Stock*	319,949.139 shares	13,930,586
Fidelity Magellan*	206,580.981 shares	18,493,129
Fidelity Natural Resources*	124,251.937 shares	3,461,659
Fidelity Overseas*	164,073.543 shares	7,350,495
Fidelity Retirement Money Market*	16,866,933.620 shares	16,866,934
Fidelity Technology*	23,142.638 shares	1,571,154
Fidelity Utilities Growth*	24,767.971 shares	1,372,393
Legg Mason Partners Aggressive Growth	77,472.150 shares	8,960,429
Managers Fremont Institutional Micro-Cap	37,457.414 shares	534,517
Spartan US Equity Index*	111,351.701 shares	5,587,628
Templeton Developing Markets A	285,562.340 shares	8,075,703
KB Home Stock Fund:
KB Home common stock*	368,071.00 shares	18,871,912
Fidelity — Cash*		877,685
Participant loans*		4,108,161
Interest rates ranging from 4.0% to 10.5% with maturity dates through 2021

		$192,254,279

*Party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401 (k) Savings Plan
Dated: June 22, 2007	By:	/s/ DOMENICO CECERE
Domenico Cecere
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page
23.1	Consent of Independent Registered Public Accounting Firm	12